Exhibit 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 27, 2008, December 29, 2007, December 30, 2006,

December 31, 2005 and December 25, 2004

(in millions except ratio amounts)

	2008	2007	2006	2005	2004
Earnings:
Income before income taxes – continuing operations	$7,045	$7,643	$6,994	$6,387	$5,576
Unconsolidated affiliates interests, net	(189)	(370)	(316)	(325)	(319)
Amortization of capitalized interest	4	5	6	7	7
Interest expense	329	224	239	256	167
Interest portion of net rent expense (b)	119	101	97	76	82

Earnings available for fixed charges	$7,308	$7,603	$7,020	$6,401	$5,513

Fixed Charges:
Interest expense	$329	$224	$239	$256	$167
Capitalized interest	14	21	16	5	2
Interest portion of net rent expense (b)	119	101	97	76	82

Total fixed charges	$462	$346	$352	$337	$251

Ratio of Earnings to Fixed Charges	15.82	22.01	19.99	19.03	22.00

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.